Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drill Results Confirm Recent Discovery With Oxide Intercept of 102.2
Meters Averaging 0.57 g/t Gold at the Akarca JV Project, Turkey

Vancouver, British Columbia, August 23, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce new drill results from the Akarca gold-silver project in northwestern Turkey. These results provide initial drill confirmation of the Percem Tepe zone, a recent EMX discovery, and include a broad oxide intercept of 102.2 meters averaging 0.57 g/t gold. In addition, the Kucukhugla Tepe zone was expanded and in-filled with drill intercepts that include 36.5 meters averaging 0.51 g/t gold and 45.76 g/t silver, with a higher grade subinterval of 2 meters averaging 1.99 g/t gold and 536.62 g/t silver. Three holes have also been completed at the Sarikaya prospect, with assay results pending.

Akarca’s district scale exploration potential is characterized by multiple prospects and recent discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Near-surface, oxide gold-silver mineralization is hosted within broad structural corridors, occurring as high grade veins and as lower grade, bulk tonnage zones. The Akarca project is being explored as part of a joint venture (JV) with a wholly owned subsidiary of Centerra Gold Inc. Please see attached maps and www.eurasianminerals.com for more information.

Percem Tepe Prospect. Percem Tepe is a 2010 EMX discovery originally delineated from surface exposed gold-silver zones of silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. The initial drill test of Percem Tepe consisted of four holes totaling 401 meters. The drilling intersected two zones (i.e., Zones B and C) of gold-silver mineralization located approximately 650 meters from each other along a northeast trend of veining and surface sampled gold-silver mineralization. Zone B was intersected by holes AKC-55 and AKC-56 along 100 meters of strike length, and Zone C was with two holes tested along 35 meters of strike length. The results are summarized in the table below.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Comments
AKC-53	Anomalous mineralization intersected					Percem Tepe Zone C. Anomalous mineralization of 6.2m @ 0.18 g/t Au.
AKC-54	5.8	12.8	7.0	0.52	5.35	Percem Tepe Zone C. Two parallel mineralized zones intersected. True width interpreted at 70-80% of reported interval.
	44.9	52.1	7.2	0.52	0.41
AKC-55	15.1	23.4	8.3	1.09	5.03	Percem Tepe Zone B. True width interpreted at 65-70% of reported interval.
AKC-56	17.3	119.5	102.2	0.57	5.50	Percem Tepe Zone B. Mineralized zones at NW end of veining, anomalous surface samples, and IP-resistivity anomaly. True width interpreted at 75-85% of reported interval.
including	25.5	53.7	28.2	1.17	11.44

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m.

Kucukhugla Zone. Kucukhugla Tepe occurs in the 2.1 by 2.2 kilometer “Central Target” area that is characterized by strongly anomalous surface geochemistry, IP-resistivity targets, and two additional drill delineated gold-silver zones at Fula Tepe and Hugla Tepe. The three Kucukhugla Tepe core holes, totaling 395.1 meters, filled in the zone along strike at 25 to 50 meter spacing, and combined with previous drilling, define a broad, 100 meter wide zone of oxide gold-silver mineralization. Gold-silver mineralization was intersected starting at the surface in all three of this year’s holes. The Kucukhugla Tepe drill results are summarized in the following table.

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Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Comments
AKC-50	0.0	7.5	7.5	1.19	20.07

Kucukhugla Tepe. Broadens zone and fills-in along strike. Multiple zones of mineralization coincident with IP-resistivity anomalies and surface geochemistry. Upper zones relatively enriched in Ag. True width interpreted at 70-90% of reported interval.

including	0.0	3.0	3.0	2.90	48.83
	16.7	24.0	7.3	1.02	18.35
including	19.5	21.2	1.7	3.92	61.50
	43.8	51.5	7.7	1.33	17.76
including	49.8	51.5	1.7	5.28	72.10
	64.0	122.6	58.6	0.39	3.88
AKC-51	0.0	30.7	30.7	0.31	2.40

Kucukhugla Tepe. Broadens zone and fills-in along strike. Mineralization coincident with IP-resistivity & surface Au-Ag anomalies. High-grade Ag in lower zone. True width interpreted at 65-85% of reported interval.

including	22.9	23.6	0.7	2.99	19.75
	80.4	116.9	36.5	0.51	45.76
including	107.4	109.4	2.0	1.99	536.32
AKC-52	0.0	22.5	22.5	1.35	13.87	Kucukhugla Tepe. Fills-in along strike. Hole collared in high- grade Ag. Lower zone also Ag-enriched. True width interpreted at 65-85% of reported interval.
including	0.0	2.9	2.9	3.39	60.92
including	11.4	14.0	2.6	6.78	30.61

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m.

Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca is covered, along with the Elmali property, by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of

Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5 million in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1 million. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5 million over two years. The JV agreement is currently in its third year.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:
David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

EURASIAN MINERALS INC. KUCUKHUGLA TEPE ZONE
AKARCA PROJECT
AKC-50: 58.6m @ 0.39 g/t Au, 3.88 g/t Ag
AKC-51: 30.7 @ 0.31 g/t Au, 2.40 g/t Ag
& 36.5m @ 0.51 g/t Au, 45.76 g/t Ag
AKC-52: 22.5m @ 1.35 g/t Au, 13.87 g/t Ag
AKC-50
AKC-51
AKC-52
N
W
E
S
100 Meters

EURASIAN MINERALS INC. PERCEM TEPE ZONE
AKARCA PROJECT
AKC-53
AKC-54
Zone C
Zone B
AKC-55
AKC-56: 102.2m @ 0.57 g/t Au, 5.5 g/t Ag
AKC-56
N
W
E
S
220 Meters
August 2011
Recent Drilling
Previous Core Holes
RC Holes
Rock Samples
Au ppm
> 5.00
1.00 - 5.00
0.500 - 1.00
< 0.500
IP Resistivity Anomalies
Mapped Veins

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com